UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)
First Solar, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
CUSIP No. 336433107

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	336433107

1	NAMES OF REPORTING PERSONS Michael J. Ahearn (1) IRS Identification Nos. of Above Persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		—4,073,839—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—23,500—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—4,073,839—

WITH	8	SHARED DISPOSITIVE POWER

—23,500—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

—4,097,339—

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1)	Includes 4,073,839 shares held by the Michael J. Ahearn 2006 GRAT, of which Mr. Ahearn is sole trustee and has sole voting and dispositive power, and 23,500 shares held by the Ahearn Family Foundation, of which Mr. Ahearn is a trustee and shares voting and dispositive power with Gayle Ahearn (his wife and the other trustee of the Ahearn Family Foundation).

Page 2 of 5 pages

Item 1.
(a)	Name of Issuer

First Solar, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4050 East Cotton Center Boulevard, Building 6, Suite 68, Phoenix, Arizona 85040

Item 2.
(a)	Name of Person Filing

Michael J. Ahearn

(b)	Address of Principal Business Office or, if none, Residence

c/o First Solar, Inc. 4050 East Cotton Center Boulevard, Building 6, Suite 68, Phoenix, Arizona 85040

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

CUSIP No. 336433107
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
               Not applicable.

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Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     The percentages of ownership set forth below are based on 78,575,516 shares of Common Stock outstanding at December 31, 2007. Michael J. Ahearn holds no shares in his individual capacity. Michael J. Ahearn 2006 GRAT holds a total of 4,073,839 shares, and Michael J. Ahearn is the sole trustee and has sole voting and dispositive power with respect to all shares held by the Michael J. Ahearn 2006 GRAT. The Ahearn Family Foundation, of which Michael J. Ahearn and his wife, Gayle Ahearn, are trustees, holds a total of 23,500 shares and Michael J. Ahearn shares voting and dispositive power with respect to all shares held by the Ahearn Family Foundation with his wife.
     (a) Amount beneficially owned: 4,097,339
     (b) Percent of class: 5.2%
     (c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,073,839

(ii)	Shared power to vote or to direct the vote: 23,500

(iii)	Sole power to dispose or to direct the disposition of: 4,073,839

(iv)	Shared power to dispose or to direct the disposition of: 23,500
               Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following G.
Instruction: Dissolution of a group requires a response to this item.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
     Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group

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has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.
     Not applicable.
Item 9. Notice of Dissolution of Group
     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
     Not applicable.
Item 10. Certification
     (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
           Not applicable.
     (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
          Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date
/s/ Michael J. Ahearn
Signature
Michael J. Ahearn
Name

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